December 4, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on October 19, 2020, relating to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement filed on September 4, 2020, for the principal purpose of adding three new series, American Century Low Volatility ETF, American Century Quality Convertible Securities ETF, and American Century Quality Preferred ETF (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate your comment prior to our response.

1.    Comment: Please provide completed fee tables and examples in Correspondence.

Response: Please see below:

American Century Quality Convertible Securities ETF	1 year	3 years	5 years	10 years
	$33	$103	$180	$406

Management Fee Ratio	0.32%
Distribution and Service (12b-1) Fees	none
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.32%

American Century Quality Preferred ETF	1 year	3 years	5 years	10 years
	$33	$103	$180	$406

Management Fee Ratio	0.32%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.32%

American Century Low Volatility ETF	1 year	3 years	5 years	10 years
	$30	$93	$163	$369

Management Fee Ratio	0.29%
Distribution and Service (12b-1) Fees	none
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.29%

2.    Comment: We note that American Century Quality Convertible Securities ETF (“QCON”) invests in convertible securities, if the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider whether more disclosure is appropriate. The type and location of disclosure will depend on the extent the Fund invests in CoCos, the characteristics of the CoCos (credit quality and conversion triggers). If CoCos are or will be principal investment, the Fund should provide a description of them and should include appropriate risk disclosure. In addition, please supplementally discuss whether the Fund intends to invest in CoCos at launch.

Response: QCON will not invest in CoCos as part of its principal investment strategy. The Funds’ statement of additional information (“SAI”) includes a description of CoCos and an overview of their risks.

3.    Comment: If the Fund will invest principally in CoCos consider including risk language stating that interest payments may be cancelled, there is risk of ranking junior to other creditors in bankruptcy related event, there is risk that Fund’s investments may become further subordinated following equity conversion, and there is risk that the principal amount due could be written down. Please also explain that CoCos may experience a loss absorption mechanism event which may adversely affect the Fund’s NAV.

Response: QCON will not invest principally in CoCos. The Fund’s SAI contains applicable risk disclosure.

4.    Comment: QCON does not discuss high yield in strategy, but there is a high yield risk. Please include related disclosure in the principal strategy, including that high yield are below investment grade, speculative, and known as junk bonds.

Response: We revised the disclosure as requested.

5.    Comment: If QCON anticipates concentration in the technology sector as stated in strategy, please include related risk disclosure.

Response: In response to the Staff’s comments, QCON will have a policy not to concentrate in any industry. We have revised the strategy and risk language accordingly.

6.    Comment: Please revise the Cash Transactions Risk to address additional costs associated with cash transactions, such as brokerage costs. In addition, please advise whether estimates of these costs are included in the fee table or explain why you have not.

Response: We revised the risk disclosure as requested. We do not include estimates of brokerage costs in the fee table because such estimates are neither required nor permitted. As required by Item 3 of Form N-1A, we include the following disclosure noting that brokerage costs are not included in the tables,

“The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

7.    Comment: Significant market events have occurred as a result of the Covid-19 pandemic. Please consider whether the Funds’ disclosure should be revised based on these events affecting the Funds and their investments. If we believe no additional disclosure is warranted, please explain supplementally why not.

Response: We added the disclosure as requested.

8.    Comment: In the Item 9 disclosure, please provide number of days’ notice to shareholders the Funds will give to change their respective investment objectives.

Response: We revised the disclosure as requested.

9.    Comment: Please expand upon QCON’s strategy disclosure to provide additional detail about security selection and portfolio construction process. For example, it is unclear how the advisor determines a security’s “risk/return profile” to achieve an optimum portfolio balance.

Response: We revised the disclosure as requested.

10.    Comment: Has Covid-19 and its impacts caused the Advisor to rethink the fundamental metrics on historical trends and data relationships on which it relies in making investment decisions? If so, please consider the need for enhanced strategy and risk disclosure addressing these topics.

Response: The Advisor recognizes Covid-19’s adverse impact on the broader economy and the potential impairment of normal business activity to certain firms or sectors and acknowledges historical financial trends may not be predictive of near-term financial results. The Advisor considers the resilience of firm’s business models and potential ability to navigate the current market environment in security selection and position sizing process. We believe our disclosure fairly reflects our investment processes and the risks of the Funds’ strategies.

11.    Comment: In the Cash Transactions Risk, please disclose that costs related to cash transactions could be imposed on the ETF and thus decrease the ETF’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: We revised the disclosure as requested.

12.    Comment: Please explain why it is appropriate for American Century Quality Preferred ETF (“QPFF”) to include corporate debt securities as a preferred security for name’s rule purposes, or revise to remove.

Response: Some corporate debt securities have features that make them more like preferred securities than traditional corporate debt issuances, we revised the disclosure to clarify by replacing “corporate debt securities” with “junior subordinated debt, senior unsecured debt obligations denominated in $25 par amounts (senior notes or baby bonds), and re-packaged preferreds.”

13.    Comment: In QPFF’s summary section and in Item 9, please revise, “Preferred securities in which the fund may invest. . . .” to state “Preferred securities in which the fund will invest. . . .”

Response: While the Fund plans to invest principally in each of the security types outlined in Items 4 and 9, there is no guarantee that the Fund will always be invested in each of the security types. Therefore, the disclosure is accurate as written, and we respectfully decline to make a change.

14.    Comment: Please respond to Comment 2 as it pertains to QPFF.

Response: QPFF will not invest principally in CoCos.

15.    Comment: Please disclose whether QPFF may invest in securities of any duration/maturity.

Response: We revised the disclosure as requested.

16.    Comment: Please disclose that floating rate debt securities are often speculative or junk.

Response: Preferred securities—even if floating rate—may have a higher quality rating and are not generally considered “speculative” or “junk.” The Fund may invest in securities rated below investment grade but does not plan to do so as part of its principal strategies. We respectfully decline to make a change.

17.    Comment: With respect to QPFF’s Preferred Securities Risk, to the extent preferred securities in which the Fund invests do not have same upside potential as equity securities, please address that fact in risk disclosure.

Response: We revised the disclosure as requested.

18.    Comment: Please consider whether an Extension Risk is appropriate for QPFF.

Response: We added the disclosure as requested.

19.    Comment: In QPFF’s Concentration Risk, please separately identify any risks related to the Fund’s investments in the financial sector.

Response: We revised the disclosure as requested.

20.    Comment: In QPFF’s Concentration Risk, please consider the need for separate risk disclosure regarding the financial sector given the extent of the Fund’s exposure.

Response: We added disclosure discussing the risks of investments in the financials sector to the Fund’s Concentration Risk factors.

21.    Comment: In American Century Low Volatility ETF (“LVOL”), please define what the Fund considers to be the “market” i.e. identify its starting universe. Provide a benchmark for point of reference. The Fund must identify the security types in which it will invest with greater specificity. Based on current disclosure an investor would not be able to adequately understand what securities could be included in the Fund’s portfolio.

Response: We revised the disclosure as requested.

22.    Comment: Please describe the Advisor’s investment process including its “multi-dimensional risk framework” in greater detail. Currently, it is unclear how the Advisor selects investments and constructs its portfolio in a manner that tracks the market while realizing less volatility. Identify what features of the Fund’s strategy lower volatility.

Response: We revised the disclosure as requested.

23.    Comment: LVOL contains a Convertible Securities Risk, but the Fund does not discuss convertible securities in its Principal Investment Strategies section. Please revise to reconcile. Please respond to Comment 2 with respect to LVOL.

Response: LVOL will not invest principally in convertible securities or CoCos. We removed the Convertible Securities Risk from the prospectus.

24.    Comment: Please revise the Funds’ concentration policies to clearly indicate the specific circumstances under which the Funds will change the industries in which they are concentrated. This should include an objective standard not in control of the Fund. Also clearly indicate that at all times the Fund will be concentrated in one or more industries within the relevant sector.

Response: Section 8(b)(1) of the Investment Company Act of 1940 requires registered investment companies to state “a recital of the policy of the registrant in respect of [concentrating investments in a particular industry or group of industries].” In response to the Staff’s comment, QCON will have a policy not to concentrate in any industry. In response to the Staff’s comment, and in accordance with Section 8(b)(1), we revised the QPFF’s concentration policies as follows: “American Century Quality Preferred ETF has a policy to concentrate its investments in an industry or group of industries that comprise the financials sector.” We added disclosure to the Fund’s strategy section noting that “Industries in the financials sector in which the Fund invests are influenced by whether issuers in a particular industry are issuing preferred securities that otherwise meet the Fund’s selection criteria, described above, and the composition of the ICE Exchange-Listed Preferred & Hybrid Securities Index, the Fund’s benchmark.”

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary